UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 16)1

Groupon, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

399473206

(CUSIP Number)

JAN BARTA

PALE FIRE CAPITAL SE

Zatecka 55/14

Josefov, 110 00 Prague 1

Czech Republic

+420 777-767-773

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

PALE FIRE CAPITAL SICAV a.s.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,180,970
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,180,970
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,180,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.6%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 399473206

1	NAME OF REPORTING PERSON

PALE FIRE CAPITAL SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,181,070
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,181,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,181,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.6%
14	TYPE OF REPORTING PERSON

OO, HC

3

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

DUSAN SENKYPL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,070,261*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,181,070
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,070,261*
	10	SHARED DISPOSITIVE POWER

10,181,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,251,331*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.3%*
14	TYPE OF REPORTING PERSON

IN, HC

* Includes 2,625,000 Shares underlying certain options exercisable within the next 60 days.

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CUSIP No. 399473206

1	NAME OF REPORTING PERSON

JAN BARTA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,181,070
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,181,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,181,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.6%
14	TYPE OF REPORTING PERSON

IN, HC

5

CUSIP No. 399473206

The following constitutes Amendment No. 16 to the Schedule 13D filed by the undersigned (“Amendment No. 16”). This Amendment No. 16 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned directly by PFC SICAV were purchased with working capital. The aggregate purchase price of the 10,180,970 Shares beneficially owned by PFC SICAV is approximately $87,459,241, excluding brokerage commissions.

The Shares beneficially owned directly by Pale Fire Capital were purchased with working capital. The aggregate purchase price of the 100 Shares beneficially owned directly by Pale Fire Capital is approximately $1,982, excluding brokerage commissions.

Of the Shares directly owned by Mr. Senkypl, (i) 7,761 Shares were acquired upon the vesting of certain restricted stock units awarded to him in his capacity as a director of the Issuer and (ii) 437,500 Shares were acquired pursuant to the exercise of certain options awarded to him in connection with his initial appointment as the Issuer’s Interim Chief Executive Officer (as further explained in Amendment No. 11 to the Schedule 13D). The Shares acquired pursuant to the exercise of the options were purchased with personal funds and have an aggregate purchase price of $2,625,000, excluding brokerage commissions. Mr. Senkypl also directly beneficially owns 2,625,000 Shares underlying certain options awarded to him in connection with his initial appointment as the Issuer’s Interim Chief Executive Officer that are exercisable within the next 60 days.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 39,741,926 Shares outstanding as of July 25, 2024, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2024, plus the number of Shares underlying certain options exercisable by the Reporting Persons within the next 60 days, as applicable.

As of the date hereof, PFC SICAV directly beneficially owned 10,180,970 Shares, constituting approximately 25.6% of the Shares outstanding.

As of the date hereof, Pale Fire Capital directly beneficially owned 100 Shares, constituting less than 1% of the Shares outstanding. Pale Fire Capital, as the controlling person and sole shareholder of PFC SICAV, may be deemed to beneficially own the 10,180,970 Shares beneficially owned directly by PFC SICAV, which, together with the Shares it directly beneficially owns, constitutes an aggregate of 10,181,070 Shares, constituting approximately 25.6% of the Shares outstanding.

As of the date hereof, Mr. Senkypl directly beneficially owned 3,070,261 Shares (including 2,625,000 Shares underlying certain options exercisable within the next 60 days), constituting approximately 7.2% of the Shares outstanding. Mr. Senkypl, as a control person and Chairman of the board of Pale Fire Capital, may be deemed to beneficially own the 10,181,070 Shares beneficially owned in the aggregate by Pale Fire Capital and PFC SICAV, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 13,251,331 Shares, constituting approximately 31.3% of the Shares outstanding.

6

CUSIP No. 399473206

As of the date hereof, Mr. Barta did not directly beneficially own any Shares. Mr. Barta, as a control person and Chairman of the supervisory board of Pale Fire Capital, may be deemed to beneficially own the 10,181,070 Shares beneficially owned in the aggregate by Pale Fire Capital and PFC SICAV, constituting approximately 25.6% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       No Reporting Person has entered into any transactions in securities of the Issuer during the past 60 days.

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CUSIP No. 399473206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2024

Pale Fire Capital SICAV a.s.

By:	/s/ Martin Trpak
	Name:	Martin Trpak
	Title:	Authorized Representative

Pale Fire Capital SE

By:	/s/ Dusan Senkypl
	Name:	Dusan Senkypl
	Title:	Chairman of the Board

/s/ Dusan Senkypl
Dusan Senkypl

/s/ Jan Barta
Jan Barta

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